As filed with the Securities and Exchange Commission on February 13, 2002 Registration No.
   ---------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          New Millenium Packaging Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


   Florida             3411                 327213                65-1098393
----------------  ------------------ ------------------------   ----------------
(State or Other   (Primary Standard  (North American Industry   (IRS Employer
Jurisdiction of   Industrial          Classification Number     Identification
Incorporation or  Classification      System "NAICS" Number)    "EIN"  Number)
Organization)     "SIC" Number)

                     ---------------------------------------
                          222 Lakeview Avenue, PMB 435,
                            West Palm Beach, FL 33401
                              (561) 832-5698-phone
                               (561) 659-5371-fax

                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                                executive office)
   ---------------------------------------------------------------------------

                                    Copy To:

                            Donald F. Mintmire, Esq.
                              Mintmire & Associates
                           265 Sunrise Ave., Suite 204
                            Palm Beach, Florida 33480
                                 (561) 832-5696

        Approximate date of commencement of proposed sale to the public:

   As soon as practicable after effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].
   ---------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1|X| Alternative 2 |_|

                         CALCULATION OF REGISTRATION FEE

                                AMOUNT     OFFERING     AMOUNT
  TITLE OF EACH CLASS OF         TO BE     PRICE PER    OF OFFERING    REGISTRATION
SECURITIES TO BE REGISTERED   REGISTERED   SECURITY     PRICE(2)            FEE

Common stock, par value
$0.001 per share              1,000,000     $1.00       $1,000,000        $92.00

                                   PROSPECTUS
                          New Millenium Packaging Inc.

                Shares     Offering Price    Gross Proceeds to the Company
            ----------     --------------    -----------------------------
Minimum        100,000              $1.00                         $100,000
Maximum      1,000,000              $1.00                       $1,000,000

                   Selling Shareholders May Also Be Selling Up
                          To 350,000 Additional Shares
                    At The Conclusion Of Our Primary Offering


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO ONE IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN YOU SHOULD NOT RELY ON THIS INFORMATION. THIS PROSPECTUS SHOULD NOT BE CONSIDERED AN OFFER TO ANY PERSON TO WHOM SUCH AN OFFER WOULD BE UNLAWFUL.

YOU SHOULD NOTE THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.


Company Information

     We intend to qualify our shares for quotation on the NASD Bulletin Board concurrently with the date of this prospectus. We are now in the process of selecting an appropriate market maker and ticker symbol. However, we have not had a market maker to apply to so qualify our shares. Hence, there is currently no market for our shares.

Terms of the Initial Offering Period

     Unless it is terminated earlier, the initial offering period will be until September 30, 2002 unless extended and in no case later than December 31, 2002.

     During the initial offering period, we will sell a minimum of 500 shares at $1 per share with the minimum purchase being $500. Since there is no selling commission, all proceeds from the sales will go to us.

     This offering is being made on a self-underwritten basis through our only principal, Mr. Patrick Gouverneur, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Mintmire and Associates, our securities counsel.

     If we do not sell a minimum of $100,000 of shares during the initial offering period, we will promptly return, without interest, all money from shares sold.

Additional Shares Being Offered

     We will not receive any proceeds from the additional 350,000 shares which may be offered by our selling shareholders during the secondary component of this offering. The selling shareholders, if a trading market develops for the shares, are expected to sell their shares at $0.50 - $2.50 per share during the secondary component of this offering.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Carefully consider the risk factors on page 4 of this prospectus.

     You must meet certain requirements in order the purchase the shares offered in this prospectus. You must indicate in the Subscription Agreement and Power of Attorney that you have either a net worth of at least $100,000.00 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000.00 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.00.

                                Table of Contents


Descriptive Title                                                          Page

PROSPECTUS SUMMARY............................................................4

SUMMARY FINANCIAL DATA........................................................5

RISK FACTORS..................................................................5

RELATED PARTY TRANSACTIONS....................................................7

FIDUCIARY RESPONSIBILITY OF THE COMPANY'S
MANAGEMENT....................................................................7

SELLING SHAREHOLDERS..........................................................8

APPLICATION OF PROCEEDS.......................................................9

CAPITALIZATION...............................................................10

DILUTION.....................................................................11

THE COMPANY..................................................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS....................................................16

ABSENCE OF CURRENT PUBLIC MARKET.............................................17

DESCRIPTION OF CAPITAL STOCK.................................................18

SUBSCRIPTION PROCEDURE.......................................................19

ERISA CONSIDERATIONS.........................................................19

LEGAL MATTERS................................................................19

EXPERTS......................................................................19

AVAILABLE INFORMATION........................................................20

APPENDIX I - FINANCIAL STATEMENTS...........................................I-1

APPENDIX II - SUBSCRIPTION AGREEMENT.......................................II-1

                               Prospectus Summary

     The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."


The Company         New Millenium  Packaging Inc. was incorporated in Florida on
                    April 17, 2001 but has had no business operations or revenues to date. Our objective is to sell and distribute a new small-sized nomad packaging (up to 0.5 liters) with an integrated valve for non carbonated drinks (to the general public). We currently have neither business operations nor a website but we are in the process of creating a website to achieve our objectives. We are a developmental stage company organized by Patrick Gouverneur.

Securities Offered  Maximum  amount  of  shares  offered  ($1,000,000):1,000,000
by the Company      shares at $1 per share.

                    Minimum amount of shares offered ($100,000): 100,000 shares at $1 per share.

Offering Period(s) Initial: We will begin to sell shares on the date listed on the cover of this prospectus. Our initial offering period will close once the minimum $100,000 in shares is sold and we close the escrow account. If the minimum $100,000 in shares is not sold, by September 30, 2002 or December 31, 2002, if extended, we will promptly return all proceeds to the investors without interest.

                    Continuous: If, as expected, we do not sell the $1,000,000 maximum during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued, updating as necessary. During this continuous offering period, we will sell subscriptions for shares at $1 per share until a market develops for the shares. We will then sell the shares at the prevailing market price per share.

Proceeds Held Proceeds from these sales will not be paid to us until the $100,000 minimum in sales is achieved. Investors are reminded that, given its duration, investments may be held in escrow until the end of the initial offering period. Even if interest is earned, it will not be returned to investors because of relevant state law pertaining to attorney escrow accounts.

Investor            You must meet certain requirements in order the purchase the
Requirements        shares offered in this prospectus.  You must indicate in the
                    Subscription Agreement and Power of Attorney that you have either a net worth of at least $100,000.00 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000.00 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.00.

Minimum
Subscription        The minimum purchase is $500.

Risks and           This investment  involves  substantial  risks due in part to
Conflicts           the costs  which we will  incur and the  highly  speculative
of Interest         nature   of  our   contemplated   Internet-based   packaging
                    business. Risks inherent in investing in our company are discussed under "Risk Factors," including the substantive doubt about our ability to continue as a going concern.

Plan of             The shares are being on a self-underwritten basis by Patrick
Distribution        Gouverneur, our sole principal.

Application of      The  proceeds  of the  offering  are  expected to be used to
Proceeds            continue  business  operations  and  expand the scope of the business.  In the event we  receive  more than the  $100,000 minimum, we intend to be more aggressive in implementing our business plan.

                             Summary Financial Data

         The following is a summary of the financial data contained in this prospectus. This information reflects the our operations for the period from inception, (April 17, 2001), to September 30, 2001.

                                     Period Ended
                                     September 30,
                                         2001
                                     ------------------
Current assets                                  $88,959
Non-current assets                                    0
Current liabilities                                   0
Gross Revenues                                        0
Gross Profit                                          0
Loss from continuing operations              ($    101)
Net loss                                     ($    101)

                                  Risk Factors

     We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. We Are A Developmental Stage Company With No Net Worth. We are in the early stage of development and have no net worth. We have been largely inactive to date, having conducted no business except for fund-raising and organizational activities. As a new enterprise in its development stage, we are under -capitalized and subject to cash shortages, limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable Internet-based packaging business.

2. We Have No Operating History Or Revenues With Which To Conduct Business. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of April 30, 2001, we have assets totaling approximately $41,761, mainly consisting of loans to related parties. Our success is dependent upon obtaining additional financing from our intended operations, placement of our equity and from third party resources. Our marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

3. We Have No Present Client Base And Limited Funds To Attract Customers. We currently have no customers and we are not certain that we will be successful in obtaining customers as planned through either our sales, placement of equity or from third party resources. Further, the funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market packaging products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

4. Our Competition May Be Too Strong For Business To Obtain Enough Customers. The packaging markets in which we are engaged are subject to vigorous competition. Our competitors include other packaging manufacturing companies, packaging distribution solutions and retail packaging outlet companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

5. The Possible Success Of Our Business Initially Is Entirely Dependent Upon The Continued Services Of Mr. Gouverneur. Mr. Gouverneur expects to devote only the time and entirely effort necessary to perform his responsibilities as sole executive officer and director. We presently hold no key-man life insurance on Mr. Gouverneur and have no employment contract or other agreement with him. Since Mr. Gouverneur is currently the only employee, we would have to discontinue operations if we were not able to retain Mr. Gouverneur until a replacement could be found.

6. Mr. Gouverneur May Have Insufficient Experience. Although he has little or no small packaging marketing or sales experience, it is critical to our commercial viability that Mr. Gouverneur be able to use his networking abilities, printing business past experience and general salesmanship to ensure our ability to achieve a commercially viable market share of the packaging manufacturing business. Given his lack of specific experience, we are not certain Mr. Gouverneur will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

7. This Is A Self-Underwritten Offering Made By The Principal Who Has No Relevant Prior Experience . Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $100,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Gouverneur has not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

8. Investor Funds May Be Held In Escrow Up To Nine Months From The Date Of This Prospectus. We are endeavoring to sell at least $100,000 worth of shares. We may not be able to achieve this minimum amount within the 2-9 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended.

9. Operational Costs May Have Been Incorrectly Estimated; There May Be Unforeseen Costs . If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of packaging sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

10. There Are No Current Plans To Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. Gouvermeur. At present, we will retain any earnings for the operation and expansion of the business.

11. There Is Broad Discretion Of Management With Regard To Application Of Proceeds And It Could Have An Adverse Effect On Company Growth. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

12. Our Arbitrary Offering Price Is in Excess of the Net Tangible Book Value and Associated Dilution. The common stock's price per share in this offering has been arbitrarily determined by Mr. Gouverneur and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities.

13. The Absence Of Public A Market For Shares Will Adversely Affect The Market Price And Liquidity Of The Shares. There is no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

14. Our Shares Will Be Listed As "Penny Stock" If a Secondary Market Develops For The Shares. In the event a secondary trading market develops for our shares, the common stock is expected to come within the meaning of the term "penny stock." It will, therefore, be less likely that brokers will sell the shares due to the difficulty imposed by the penny stock regulations in selling the stock. As long as our common stock is considered penny stock, these regulations can be expected to have an adverse effect on the liquidity of any common stock which may develop in the secondary market.

                           Related -Party Transactions

     The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Sole Principal

Owner                        Date Issued           Number of Shares
------------------------     ----------------      -----------------------
Patrick Gouverneur           04/17/2000            600,000
President and director

     We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

     We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

     We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

     There are no arrangements or agreements between non-management shareholders
and  management  under  which   non-management   shareholders  may  directly  or
indirectly participate in or influence company affairs.

              Fiduciary Responsibility of the Company's Management

     Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the company's property with the property of any other person, including that of any current or future member of management.

     According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

                              Selling Shareholders

     The shareholders listed below are offering a total of 350,000 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not the company, will receive the proceeds from the sale of their individual shares.

     The only selling shareholder who has held a position, office or had any other material relationship with the company since inception is Patrick Gouverneur , our President and sole director. Each selling shareholder may offer all, some or none of the common stock they own.

                                                                            Amount of Shares
Name of Owner                                   Total Shares Owned           Being Sold (1)

Patrick Gouverneur                                   600,000                     50,000
222 Lakeview Avenue, PMB 435,
West Palm Beach, FL 33401

 Quebec Inc.                                         100,000                     100,000
400 rue St Jacques Montreal
Canada

Jardasi Azzedine                                      60,000                     60,000
10 rue Misericorde
Tunis

 Egire Finance                                        35,000                     35,000
10 rue de la Paix
75 002 Paris

 Jean Michel Marinakis                                30,000                     30,000
22 rue de la porte d'Asnieres
75 017 Paris

 Fayez Naroz                                          25,000                     25,000
17 rue Simone Weil
75 013 Paris

 Lotfi Bel Hadj                                       17,500                     17,500
95 rue de Tocqueville
75 017 Paris

 Azzouz Baccar                                        10,000                     10,000
18 Allee Fontainbleau
Paris

 Martial Djeradi                                      10,000                     10,000
7 rue Marbeau
75 116 paris

 Fabrice Laffont                                      7,500                       7,500
10 rue Ibry
92 200 Neuilly sur Seine

 Maurice Mayeko                                       5,000                       5,000
169 Chevalerie
60 230 Chambly

                                 Total:               900,000                   350,000
                                               =========================  =======================

(1) With the exception of Patrick Gouverneur, our President and sole director, each of these selling shareholders owns less than 1% percent of our common shares.

                             Application of Proceeds

     Net proceeds from the sale of the shares of common stock are estimated to be $960,000 if the maximum 1,000,000 shares is sold at $1.00 per share and $60,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected cost of $40,000 in expenses at both the minimum or maximum offering.

     These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

     The following table sets forth the use of the proceeds from this offering:






                   [Balance of page intentionally left blank.]

                             Use of Proceeds (1)(2)

                                       $                              $                              $
                         ----------------------------    ----------------------------   ----------------------------
                           Dollar                          Dollar                        Dollar
                           Amount       Percentage         Amount        Percentage      Amount        Percentage
                         -------------  -------------    -------------  -------------   ------------  --------------
GROSS PROCEEDS                $100,000         100.0%         $550,000         100.0%     $1,000,000          100.0%
Offering expenses
Legal Fees                      30,000          30.0%           30,000           5.5%         30,000            3.0%
Accounting Fees                  5,000           5.0%            5,000           1.0%          5,000            0.5%
Filing Fees                      5,000           5.0%            5,000           1.0%          5,000            0.5%
Net Proceeds from               60,000          60.0%          510,000          92.7%        960,000           96.0%
Offering
Use of Net Proceeds(3)
Website Development             25,000          41.7%           50,000           9.8%         75,000            7.8%
Ongoing Website                  5,000           8.3%           10,000           2.0%         15,000            1.6%
Modifications
Salaries                             0           0.0%           75,000          14.7%        150,000           15.6%
Research and                    10,000          16.7%           25,000           4.9%         75,000            7.8%
Development
Working Capital                 20,000          33.3%          350,000          68.6%        645,000           67.2%
Total Use of Net                60,000          60.0%          510,000          92.7%        960,000           96.0%
Proceeds

(1) In order to begin our operations, we incurred costs of approximately [$25,000] for equipment, printing and related expenditures paid by Mr. Gouverneur. We do not intend to reimburse Mr. Gouverneur for these costs.
(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.
(3) If the minimum offering of $100,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it should not be necessary to raise additional funds in order for us to continue operations.

     We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we do anticipate cash flow difficulties while setting up our business operations.

                                 Capitalization

         The following table shows our capitalization as of February 11, 2002, and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $60,000. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $960,000.

                                                                                                As Adjusted
                                                                                     ----------------------------------
                                                                       Actual          Minimum            Maximum
                                                                 ----------------    ----------------  ----------------
Shareholders'   equity  Common  stock,  $0.0001  par  value;
50,000,000  Shares  authorized;  900,000  Shares  issued and outstanding; 100,000 minimum and 1,000,000 maximum
shares to be issued and outstanding, as adjusted.                  $           90     $           100   $           190
Additional Paid-in Capital                                                179,970             249,960         1,149,870
Stock Subscription Receivable                                            (91,000)            (91,000)          (91,000)
Deficit accumulated during the development stage                            (101)               (101)             (101)
Total Shareholders' equity and total capitalization                        88,959             158,959         1,058,959

                                    Dilution

     The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.

                         Dilution for $100,000 Offering

Initial public offering price per share                          $1.00      (100.0%)
Net tangible book value per share before offering                $0.099     (9.9%)
Increase per share attributable to new shareholders              $0.06      (6.0%)
Pro forma net tangible book value per share after offering       $0.159     (15.9%)
Total dilution per share to new shareholders                     $0.841     (84.1%)

                          Shares Purchased         Total Consideration
                    -------------------------    -----------------------
                                                                            Average Price
                      Number        Percent        Amount      Percent        Per Share
                    ------------  -----------    -----------  ----------    ----------------
  Existing Shares     900,000         90%         $89,060       47.0%           $0.099

    New Shares        100,000         10%         $100,000      52.89%          $1.00


       Total         1,000,000        100%        $189,060      100.0%          $0.189

                        Dilution for $1,000,000 Offering

Initial public offering price per share                           $1.00     (100.0%)
Net tangible book value per share before offering                $0.099       (9.9%)
Increase per share attributable to new shareholders              $0.458      (45.8%)
Pro forma net tangible book value per share after offering       $0.557     (55.7 %)
Total dilution per share to new shareholders                     $0.443     (44.3 %)


                          Shares Purchased         Total Consideration
                    -------------------------    -----------------------
                                                                            Average Price
                      Number        Percent        Amount      Percent        Per Share
                    ------------  -----------    -----------  ----------    ----------------
  Existing Shares     900,000         47.37        $89,060        8.18          $0.099

    New Shares       1,000,000        52.63       $1,000,000     91.82          $1.00

       Total         1,000,000       100.0        $1,089,060    100.0           $0.57


                                   The Company
Introduction

     New Millenium Packaging Inc. was incorporated under the laws of Florida on April 17, 2001 . We are a developmental stage company founded by Mr. Patrick Gouverneur, our sole executive. We have no business operations or revenues to date. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. At present, our company offices are located at: 222 Lakeview Avenue, PMB 435, West Palm Beach, FL 33401. Our telephone number is (561)832-5698.

     Since incorporating our company in 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general with a focus on distribution of new innovative and patented drink packaging solutions. This research entailed the extensive study of specific packaging manufacturers and accessory device manufacturers and their present distribution methods and outlets. The results of our research have given us an understanding of the expansiveness of these manufacturers and their existing distribution relationships. Other research has included the study of distribution and marketing medium. This study involved an analysis of existing distribution of packaging and related devices. Our research has been our primary focus in addition to our organizational activities. These research efforts and organizational efforts have to date consumed our total company efforts.

     We will endeavor to provide, through the burgeoning global distribution market, a unique alternative for special drink packaging purchasers, which would enable customers to make very specific and personal purchasing decisions at an attractive price point. However, we have generally been inactive to date, having conducted no business operations except for organizational, fund-raising and market research activities since inception.

Timeline of Company Efforts

     Within 12 to 15 months from the date of this prospectus, it is essential that we successfully raise a minimum of $100,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

     During this process, we will refine our market research and seek to obtain preliminary letters of agreement with various packaging manufacturers to assure us of an adequate offering of choices of product to our customers. Mr. Gouverneur's primary focus will be the initial establishment of these relationships.

     In order to become fully operational and profitable, we must first successfully raise a minimum of $100,000 in the present offering. Once we have raised these funds we will be able to develop our distribution network, obtain contractual supply commitments with packaging manufacturers; and launch our Website. Funds generated from this offering will be used at each step of the above-described milestones. We have already begun researching the packaging industry and Mr. Gouverneur has expended costs of approximately $25,000 towards the purchase of equipment, printing, legal and accounting expenses and is committed to the success of our business plan.

     Immediately upon the successful completion of at least the minimum offering, we expect the preliminary letters of agreement will be converted into firm contracts. We anticipate that this process will require no more than 18 months from the date of this prospectus.

     Once we have achieved at least this minimum, we will seek to employ additional key personnel. We view the addition of a controller with excellent accounting skills to be an essential. In addition, as we progress into a fully operational business entity, we will add to management an experienced executive officer who has distribution marketing experience. We anticipate that this position will be filled within 20 days of successfully achieving the minimum offering. We strongly believe that Mr. Gouverneur's initial entrepreneurial vision will enable us to successfully launch our business model; however, we believe that it will take a seasoned marketing executive to enable us to grow beyond the start-up stage and into a successful and profitable business entity. It is anticipated that we will incur an annual average salary expense of $75,000 per executive. In addition to their annual salaries, we will offer a stock option plan and employee profit sharing plan. However, neither plan has been created as of the date of this prospectus.

     Within two months after we achieve the $100,000 minimum offering, it will be our primary focus to finalize the products' design of our company. It is our goal to partner with our packaging manufacturers in the design and expense of our image. We anticipate the actual cost of the marketing campaign itself will be fully subsidized from the partnering efforts and ongoing arrangements with our prospective accessory manufacturers.

     At this point, we have not generated any revenues due to the preliminary research and organizational activities which have consumed our attention. As a result of this initial limited focus, we have no current business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Competition

     While there is no direct competitor with the Company in its innovative design packaging concept, the following mediums exist for packaging of similar products:

-        Cardboard packaging                -        Iron or aluminum can
-        Glass bottle                       -        Plastic bottle
-        Stand up pouch                     -        Supple plastic pouch

Advertising

     It is our belief that the packaging industry has not fully utilized the distribution opportunities offered by the Internet.

     In the initial advertising phase, we intend to list our website on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessibility and visibility in the search engine listings, we will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits.

Management

     The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information that follows:

Name and Address            Age     Position
-----------------------     ----    ----------------------------------------
Mr.  Patrick Gouverneur     49      President, Secretary, Chief Executive
9988 Grande Verde, #102             Officer and Director
Boca Raton, FL   33418

     Patrick Gouverneur, age 49, has been the sole officer and director of the Company since April 2001 (inception). He dedicates as much time as is necessary to operate the Company. He also currently serves as President of Printing International Corp, a U.S company editing brochures and catalogues for the French market. Additionally, he is the President of CIF International Corp, a U.S company which manages real property. In 1997, CIF International purchased a commercial building in the Miami area. This building was remodeled and transformed into a Medical Center and was sold in April 2000. He also currently serves as a part-time Journalist for a French news magazine named "Marianne." In 1970, Mr. Gouverneur received his Baccalaureate degree from Lycee Ste Barbe in Paris. In 1975 he attended The European Business School in Paris, where he earned a Business Degree with a major in Finance.

Remuneration and Employment Contracts

     600,000 shares of common stock have been issued to Mr. Patrick Gouverneur

     Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, and subject to the following provisions, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to our sole officer for his services.

Compensation of Directors

     Until we have $250,000 in sales, no officer or member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Gouverneur is initially our sole Director.

Employee Benefits

     We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

     We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved.

     We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of

Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

     There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Patrick Gouverneur or us.


Securities Ownership of Certain Owners and the Principal Shareholder

     The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of February 11, 2002, regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                        Prior to Offering(1)               After the Offering
                                        --------------------   --------------------------------------------
Name of and Address  of                                         Minimum (2)              Maximum(3)
                                                               ------------------   -----------------------
 Beneficial Owner:                       Number        %         Number       %        Number        %
------------------------------------    ---------    ------    ----------  ------   -----------  ----------
Patrick Gouverneur (1) (2) (3)            600,000     66.7%       600,000     60%       550,000       31.6%
All Directors, Officers and               600,000     66.7%       600,000     60%       550,000       31.6%
Shareholders as a Group (one
person)
Total Shares Outstanding                  900,000               1,000,000             1,900,000   1,900,000

(1) Based upon 900,000 shares of our common stock issued and outstanding as of February 11, 2002. If he sells all 50,000 shares, his ownership of then outstanding shares would decline to 50% at the 100,000 share minimum and 28.94% at the 1,000,000 share maximum. As indicated in the Selling Shareholders table , page 7, Mr. Gouverneur may sell up to 120,000 shares of his common stock.
(2)  Our sole executive officer.
(3)  Our sole member of the Board of Directors.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

     Since inception, we have conducted no business operations except for organizational, capital-raising and market research activities. For the period from inception through September 30, 2001, we have had no revenue from operations and accumulated operating expenses amounted to $101. These operating expenses are related to start up, legal and organizational expenses. We propose to sell innovative drink packaging and related devices to the public via commercial distribution

     We have approximately $89,000 in cash currently in the bank and feel that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of additional losses at this point. However, we must successfully complete this offering (at least the $100,000 minimum), the finalization of the design and implementation of our product, the establishment of binding agreements with packaging industries and their drop shipment partners culminating with the hiring of our controller followed by the hiring of a retail experienced chief executive officer. We anticipate that these efforts can be undertaken with the raising of the minimum of $100,000 from this offering. If we are unable to generate sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

     Initially, Mr. Gouverneur will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a controller and a CEO. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take the form of reports from our sole officer

Financial Condition, Capital Resources and Liquidity

General

1. At September 30, 2001, we had $89,000 in assets and $0.00 (zero) liabilities.

2. Since inception, we have received $89,000 in cash as payment for the issuance of shares and $91,000 in stock subscriptions receivable.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

Issuance of Stock

1. At inception, we issued 600,000 "founders" shares of common stock valued at $60 to Mr. Gouverneur for services rendered in setting up the company.

2. From April through October 1, 2001, we sold a total of 300,000 shares of common stock to French and Canadian residents for cash totaling $180,000. All were accredited investors. No underwriter was employed in connection with the offering and sale of the shares. The Company sold its stock in a self-underwritten offering conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in France and Florida. We undertook the offering of shares of common stock on October 1, 2001, and did not pay any underwriting discounts or commissions.

     Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

Net Operating Losses

     We have net operating losses carry-forwards of $100, expiring at December 21, 2021. These operating expenses are related to start up, legal and organizational expenses. We also have a $15 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

     Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 13," the Company delayed the implementation of SFAS No. 133, as amended by SFAS 138. The standard is effective January 1, 2001 and management does not expect the adoption of the standard to have any impact on the financial position or results of operations of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" summarizing the SEC's views in applying generally accepted accounting principles to various revenue recognition issues. Management believes that its revenue recognition practices and in conformity with SAB No. 101.

     In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

     In September 2000, the FASB issued SFAS No. 140 "Accounting for "Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

                        Absence of Current Public Market

     There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol "NMPI" on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

     We are authorized to issue 50,000,000 shares of common stock, $.001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of common stock being registered will be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

     All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

     The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

     We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value. The issuance of preferred stock does not require does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

     Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, UT 84117.

Certain Provisions of Florida Law

     Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a control share acquisition unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1. one-fifth or more, but less than one-third of such voting power;
2. one-third or more, but less than a majority of such voting power; or
3. more than a majority of such voting power.

     Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

     Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in- full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or sinking fund provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

                             Subscription Procedure

In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows:

                  New Millenium Packaging Inc. -- Attorney Escrow Account. The minimum check amount accepted is $500.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                           Mintmire and Associates
                           265 Sunrise Avenue
                           Suite 204
                           FL 33480 Palm Beach

     You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

     Funds from the sale of this offering will be retained in an attorney escrow account maintained with our securities counsel. Under pertinent Florida regulation, interest will be paid to the Florida Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction.

                              ERISA Considerations

     Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

     The validity of Shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue, Suite 204, FL 33480 Palm Beach.

                                     Experts

     The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.

                              Available Information

     We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:

Main Office:                                 Regional Offices:
450 Fifth Street, N.W.,                      500 West Madison -- Suite 1400
Washington, D.C.  20549                       Chicago, Illinois  60601

     Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

     For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov) .

                                                                      APPENDIX I


                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report................................................F-2

Balance Sheet...............................................................F-3

Statement of Operations.....................................................F-4

Statement of Stockholders' Equity...........................................F-5

Statement of Cash Flows.....................................................F-6

Notes to Financial Statement................................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
New Millenium Packaging, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of New Millenium Packaging, Inc., a development stage enterprise, as of September 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from April 17, 2001 (Inception) through September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Millenium Packaging, Inc. as of September 30, 2001 and the results of its operations and its cash flows for the period from April 17, 2001 (Inception) through September 30, 2001, in conformity with generally accepted accounting principles.







/s/ Durland & Company
Durland & Company, CPAs, P.A.
Palm Beach, Florida
October 29, 2001

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet




                                                                                   September 30, 2001
                                                                                ----------------------
                                                  ASSETS
CURRENT ASSETS
  Cash                                                                          $               88,959
                                                                                ----------------------

          Total current assets                                                                  88,959
                                                                                ----------------------

Total Assets                                                                    $               88,959
                                                                                ======================

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable
     Trade                                                                      $                    0
     Related party                                                                                   0
                                                                                ----------------------

          Total current liabilities                                                                  0
                                                                                ----------------------

Total Liabilities                                                                                    0
                                                                                ----------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                                       0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      900,000 issued and outstanding                                                                90
  Additional paid-in capital                                                                   179,970
  Stock subscriptions receivable                                                               (91,000)
  Deficit accumulated during the development stage                                                (101)
                                                                                ----------------------

          Total stockholders' equity                                                            88,959
                                                                                ----------------------

Total Liabilities and  Stockholders' Equity                                     $               88,959
                                                                                ======================












     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations




                                                                                   From
                                                                              April 17, 2001
                                                                                (Inception)
                                                                                  through
                                                                            September 30, 2001
                                                                        ---------------------------
Revenues                                                                $                         0
                                                                        ---------------------------

General and administrative expenses                                                              41
Services - related party                                                                         60
                                                                        ---------------------------

   Total expenses                                                                               101
                                                                        ---------------------------

Net loss                                                                $                      (101)
                                                                        ===========================

Loss per weighted average common share                                  $                    (0.001)
                                                                        ===========================

Number of weighted average common shares outstanding                                        627,108
                                                                        ===========================

















     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity




                                                                                                Deficit
                                                                                              Accumulated
                                                                    Additional      Stock       During the          Total
                                         Number of      Common       Paid-In        Subs.       Development     Stockholders'
                                          Shares        Stock        Capital      Receivable       Stage           Equity
                                       ------------- ------------- -----------  ------------ --------------- --------------
BEGINNING BALANCE, April 17, 2001                  0 $           0 $         0  $          0 $             0 $            0

 Shares issued for services                  600,000            60           0             0               0             60
 Shares issued for cash                      300,000            30     179,970       (91,000)              0         89,000

Net loss                                           0             0           0             0            (101)          (101)
                                       ------------- ------------- -----------  ------------ --------------- --------------

ENDING BALANCE, September 30, 2001           900,000 $          90 $   179,970  $    (91,000)$          (101)$       88,959
                                       ============= ============= ===========  ============ =============== ==============
















     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows




                                                                                           From
                                                                                      April 17, 2001
                                                                                        (Inception)
                                                                                          through
                                                                                    September 30, 2001
                                                                                ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                        $                      (101)
Adjustments to reconcile net loss to net cash used by operating activities:
        Stock issued for services                                                                        60
Changes in operating assets and liabilities
        Increase (decrease) in accounts payable - trade                                                   0
        Increase (decrease) in accounts payable - related party                                           0
                                                                                ---------------------------

Net cash used by operating activities                                                                   (41)
                                                                                ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                                               89,000
                                                                                ---------------------------

Net cash provided by financing activities                                                            89,000
                                                                                ---------------------------

Net increase (decrease) in cash                                                                      88,959
                                                                                ---------------------------

CASH, beginning of period                                                                                 0
                                                                                ---------------------------

CASH, end of period                                                             $                    88,959
                                                                                ===========================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable                                $                    91,000
                                                                                ===========================


















     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(1) The Company New Millenium Packaging, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on April 17, 2001 and has elected December 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute a new small-sized nomad packaging (up to 0.5 liters) with an integrated valve for non-carbonated drinks (to the general public). Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 900,000 shares of common stock issued and outstanding at September 30, 2001. The Company had issued none of its shares of preferred stock at September 30, 2001. In April 2001, the Company issued 600,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company, valued at par value or $60.

     In September 2001, the Company sold 300,000 shares of common stock for $89,000 in cash and $91,000 in stock subscriptions receivable, or $0.60 per share.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $100 expiring at December 31, 2021. The amount recorded as deferred tax asset as of September 30, 2001 is approximately $15, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services.

(5)  Subsequent Events
     (a) Stockholders' equity In October 2001, the Company received cash for the stock subscriptions outstanding at September 30, 2001.

                                                                     APPENDIX II

                             SUBSCRIPTION AGREEMENT


New Millenium Packaging Inc.
Attn: Patrick Gouverneur, President
222 Lakeview Avenue, PMB 435
West Palm Beach, FL 33401

     By executing this Subscription Agreement (the "Subscription Agreement") of New Millenium Packaging Inc. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum and $500 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to New Millenium Packaging, Inc. , Attorney Escrow Account and forwarded to the Escrow Agent, Mintmire & Associates, 265 Sunrise Avenue, Suite 204 FL 33480 Palm Beach. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

     Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000.00 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.00. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

     READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY.

The undersigned is reminded that:

(1) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

(2) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the offering described in the Prospectus.

(3) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

(4) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

(5) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

Representations

     Purchaser makes the following representations in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3)If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

     The  undersigned  understands  and  agrees  that this  subscription  may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

     The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

     By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

     This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. By executing this agreement, you are not waiving any rights under federal law.

     The undersigned is the following kind of entity (please check):

     [_] Individual                         [_] IRA
     [_] Joint Account - JTWROS             [_] Pension Plan
     [_] Joint Account - TENCOM             [_]  Trust
     [_] UGMA (Gift to Minor)               [_]  Non-Profit Organization
     [_] Partnership                        [_]  Employee of NASD member firm
     [_] Corporation                        [_]  Other (Specify)

Dated this ____ day of __________ of 2002.

Mr./Ms.
--------------------------------             -----------------------------------
Purchaser's Name                             Social Security or Tax ID#

Mr./Ms.
--------------------------------             -----------------------------------
Name of Second Purchaser                     Date of Birth of First Purchaser

                                             (     )
--------------------------------             -----------------------------------
Street Address of First Purchaser            Business Phone (Day)

                                             (     )
--------------------------------             -----------------------------------
City State and Zip Code                      Home Phone

--------------------------------             -----------------------------------
Signature of First Purchaser (Individual,    Email address (if applicable)
Custodian orOfficer or Partner of Entity)

-------------------------------------------
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


          TABLE OF CONTENTS

Descriptive Title                     Page
                                              $100,000 - $1,000,000 of Shares of
Prospectus Summary                       4     Common Stock at $1.00 per Share
Summary Financial Data                   5
Risk Factors                             5    Selling Shareholders May Also Be
Related Party Transactions               7    Selling 350,000 Additional Shares
Fiduciary Responsibility of
     the Company's Management            7
Selling Shareholders                     8
Application of Proceeds                  9
Capitalization                          10
Dilution                                11      New Millenium Packaging, Inc.
The Company                             12
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations              16
Absence of Current Public Market        17
Description of Capital Stock            18
Subscription Procedure                  19               PROSPECTUS
ERISA Considerations                    19
Legal Matters                           19
Experts                                 19
Available Information                   20
Appendix I (Financial Statements)      I-1
Appendix II  (Subscription Agreement) II-1          February 14, 2002




Until March ___, 2001 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

Item 3.   Undertakings

A.   Certificates: Inapplicable

B.   Rule 415 Offering

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.   Request for Acceleration of Effective Date

     The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.   Indemnification

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 4.   Recent Sales of Unregistered Securities.

          In June , 2001, the Company issued 900,000 shares of restricted common stock to Mr. Patrick Gouverneur, the President and Director of the Company, and record and beneficial owner of approximately 0.66% of the Company's outstanding common stock, for founders services. The founders' shares were issued pursuant to 4(2) of the Act to its then only shareholder and director.

     From April 2001 through October 2001, the Company issued and sold 300,000 shares of unrestricted common stock to French and Canadian residents for cash consideration totaling $180,000. All were accredited investors. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 505 and 506 of Regulation D promulgated thereunder.

     The  facts  relied  upon by the  Company  to  make  the  federal  exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company, at the time of the foregoing offering, was not (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

Item 5.   Index to Exhibits

(a)(1) Financial Statements -- Included in Prospectus:

       Independent Certified Public Accountants' Report.

       Balance Sheet as of March 31, 2000

       Statement of Changes in Shareholder's Equity for the Period October 20, 1997 (Date of Formation) through March 31, 2000.

       Notes to Financial Statements.

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

       Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)    Exhibits:

**    3.1     Article of Incorporation of Registrant.
**    3.1.a   Amendment to the Articles of Incorporation.
**    3.2     Bylaws of Registrant.
**    3.3     Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).
**    5.1     Opinion of Counsel.
**    23.1    Consent of Counsel.
**    23.2    Consent of Auditors.

**    Filed herein.



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



                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 13th day of February, 2002.


New Millenium Packaging Inc.


By: /s/ Patruck Gouverneur
-----------------------------------------
Patrick Gouverneur, President



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.



Signatures                    Title                         Date



/s/ Patruck Gouverneur
----------------------------  President, CEO                February 13, 2002
 Patrick Gouverneur           Treasurer, Secretary
                              and Director





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